UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:               Date examination completed:
811-1056                                             January 3, 2005
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 2. State identification Number:
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AL           AK             AZ            AR             CA             CO
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CT           DE             DC            FL             GA             HI
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ID           IL             IN            IA             KS             KY
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LA           ME             MD            MA             MI             MN
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MS           MO             MT            NE             NV             NH
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NJ           NM             NY            NC             ND             OH
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OK           OR             PA            RI             SC             SD
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TN           TX             UT            VT             VA             WA
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WV           WI             WY           PUERTO RICO
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Other (specify):
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3. Exact name of investment company as specified in registration statement:
Capital Southwest Corporation

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4. Address of principal  executive  office (number,  street,  city,  state,  zip code):
12900 Preston Road, Suite 700, Dallas, Texas 75230

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
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------

1. Investment Company Act File Number:               Date examination completed:
811-1947                                             January 3, 2005
--------------------------------------------------------------------------------
 2. State identification Number:
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AL           AK             AZ            AR             CA             CO
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CT           DE             DC            FL             GA             HI
--------------------------------------------------------------------------------
ID           IL             IN            IA             KS             KY
--------------------------------------------------------------------------------
LA           ME             MD            MA             MI             MN
--------------------------------------------------------------------------------
MS           MO             MT            NE             NV             NH
--------------------------------------------------------------------------------
NJ           NM             NY            NC             ND             OH
--------------------------------------------------------------------------------
OK           OR             PA            RI             SC             SD
--------------------------------------------------------------------------------
TN           TX             UT            VT             VA             WA
--------------------------------------------------------------------------------
WV           WI             WY           PUERTO RICO
--------------------------------------------------------------------------------
Other (specify):
--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
Capital Southwest Venture Corporation

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4. Address of principal  executive  office (number,  street,  city,  state,  zip code):
12900 Preston Road, Suite 700, Dallas, Texas 75230

--------------------------------------------------------------------------------

               Report of Independent Certified Public Accountants


To the Board of Directors of
Capital Southwest Corporation and Subsidiary:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Capital Southwest Corporation and subsidiary (the "Company") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of January 3, 2005. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 3, 2005, and with respect to agreement of security purchases and sales, for the period from October 29, 2004 (the date of the last examination) through January 3, 2005:

     o Count and inspection of all securities located in the vault of Bank One Safekeeping Department in Oklahoma City, Oklahoma,

     o    Confirmation of all securities held by Smith Barney,

     o Reconciliation of all such securities to the books and records of the Company, and

     o Agreement of five security purchases and three security sales or maturities since our last report from the books and records of the Company to the Company's bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Capital Southwest Corporation and subsidiary complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of January 3, 2005, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Capital Southwest Corporation and subsidiary and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                 /s/ Grant Thornton LLP

Dallas, Texas
January 18, 2005

                    Management Statement Regarding Compliance
          With Certain Provisions of the Investment Company Act of 1940




We, as members of management of Capital Southwest Corporation and subsidiary (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of January 3, 2005 and from October 29, 2004 through January 3, 2005.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of January 3, 2005, and from October 29, 2004 through January 3, 2005, with respect to securities reflected in the investment account of the Company.




                                                   Capital Southwest Corporation
                                                   [Name of Company]



                                                   /s/ Susan K. Hodgson
                                                   [Name]


                                                   Secretary-Treasurer
                                                   [Title]


                                                   January 3, 2005
                                                   [Date]